U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Select Interior Concepts, Inc.

NAME OF PERSON RELYING ON EXEMPTION: ADW Capital Partners, LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 1133 Broadway, Suite 719, New York, New York 10010

WRITTEN MATERIALS: The following written materials are attached:

Exhibit 1: Press Release, dated April 7, 2019, issued by ADW Capital Partners, L.P. demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of Select Interior Concepts and encouraging all investors to refrain from voting their shares at the annual meeting to deny quorum

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.